Exhibit 21

Subsidiaries of Energy Services of American Corporation

Name	State of Incorporation

C.J. Hughes Construction Company, Inc.	West Virginia (direct)

S.T. Pipeline, Inc.	West Virginia (direct)

Nitro Electric Company, Inc. (1)	West Virginia (indirect)

Contractors Rental Company, Inc. (1)	West Virginia (indirect)

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(1)         Subsidiary of C.J. Hughes Construction Company, Inc.